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                             January 26, 2022

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-262065

       Dear Mr. Kobos:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2022 letter.

       Form S-1, as Amended, Filed January 21, 2022

       Dividend Policy, page 66

   1. You disclose that your new credit facility and certain of your existing credit arrangements include provisions that
may restrict the ability of your subsidiaries, including EELP, to make dividends and
distributions to you. Please provide the disclosures specified in Rule
                                                        4-08 (e) of Regulation
S-X and Schedule I set forth in Rules 5-04 and 12-04 of Regulation
                                                        S-X.
 Steven Kobos
FirstName  LastNameSteven Kobos
Excelerate Energy, Inc.
Comapany
January 26,NameExcelerate
            2022          Energy, Inc.
January
Page 2 26, 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Financial Information
Note 3, Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income, page 79

2. Please revise your disclosure to provide a more detailed description of the nature of the items included in your adjustment in footnote 3 (1) and provide all of the disclosures specified in Rule 11-02 (a)(7).
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Hillary Holmes